Exhibit 99.1

Bragg Gaming Continues U.S. Expansion With BetMGM Pennsylvania Content Launch

Supplier extends content reach with U.S. online casino heavyweight to third state following similar launches in Michigan and New Jersey

Toronto, June 26 , 2024 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or the “Company”) proudly announces the launch of its newest games and Remote Game Server (RGS) technology with BetMGM in Pennsylvania.

This marks the third state in which Bragg content is live with BetMGM, following earlier launches including in Michigan in 2022 and New Jersey in 2023 respectively. BetMGM players in Pennsylvania can now enjoy popular titles such as “Egyptian Magic” and “Fairy Dust” from Bragg’s Atomic Slot Lab proprietary content studio with further titles set to follow.

Players will soon gain access to content from Bragg’s Las Vegas-based proprietary content studio Wild Streak Gaming, as well as titles from multiple exclusive content partners under the Powered By Bragg program including King Show Games and Sega Sammy Creation.

This expansion underscores Bragg's commitment to delivering innovative and engaging content to players across North America. All online casino games delivered on Bragg’s new RGS technology come with the Company’s Fuze™ promotional tools, which offer player engagement features on games such as free rounds, tournaments and quests.

H2 Gambling Capital projects Gross Win of over USD $2.5 billion for the regulated online casino market in Pennsylvania in 2024, illustrating the tremendous growth potential in the region.

Garrick Morris, Senior Vice President, Commercial for the U.S and Canada, at Bragg Gaming Group commented: “We’re delighted to strengthen our existing collaboration with BetMGM to a third U.S. state, as part of our ongoing drive to provide the highest quality content to players in the U.S. iGaming market.

In developing high-quality engaging content, we want to contribute to the long-term success of our partners, and importantly provide a gaming experience which is exceptional for players.”

Oliver Bartlett, Vice President, Gaming, Product & Casino at BetMGM commented: “Bragg has been a great partner for BetMGM in Michigan and New Jersey, and it's exciting to now be able to expand that relationship to Pennsylvania.

We’re confident that players in Pennsylvania will embrace this new online casino content which has proven to be popular in other regulated markets, with players already familiar with these titles from the land-based sector.”

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is an iGaming content and turnkey technology solutions provider serving online and land-based gaming operators with its proprietary and exclusive content, and cutting-edge technology. Bragg Studios offer high-performing and passionately crafted casino game titles using the latest in data-driven insights from in-house brands including Wild Streak Gaming, Atomic Slot Lab and Indigo Magic. Its proprietary content portfolio is complemented by a cross section of exclusive titles from carefully selected studio partners under the Powered By Bragg program. Games built on Bragg’s remote games server (Bragg RGS) technology are distributed via the Bragg Hub content delivery platform and are available exclusively to Bragg customers. Bragg’s flexible, modern, omnichannel Player Account Management (PAM) platform powers multiple leading iCasino and sportsbook brands and at all points is supported by expert in-house managed, operational, and marketing services. Content delivered via the Bragg Hub either exclusively or from the Bragg aggregated games portfolio is managed from a single back-office which is supported by powerful data analytics tools, and Bragg’s award-winning Fuze™ player engagement toolset. Bragg is licensed, certified, approved and operational in many regulated iCasino markets globally, including the U.S, Canada, United Kingdom, Italy, the Netherlands, Germany, Sweden, Spain, Malta and Colombia.

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